Exhibit 99.1

COSCIENS Biopharma Inc. Announces Possible Delay in Filing Year-End Reporting Documents

TORONTO, ONTARIO, March 19, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today announced that there is a potential for delay in the filing of: (a) its annual financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and its related management’s discussion and analysis (collectively, the “Financial Statements”); (b) the CEO and CFO certificates relating to the Financial Statements; and (c) the Company’s annual information form (in the form of an annual report on Form 20-F) (collectively, the “Required Filings”), beyond the prescribed filing deadline, being March 31, 2025.

The potential delay in filing of the Required Filings is a result of additional time that may be required to address certain matters related to the 2024 all stock merger transaction (the “Transaction”) between the Company and Ceapro Inc. (“Ceapro”). In connection with the Transaction, Ceapro, which was formerly listed on the TSX Venture Exchange, was required to undergo a conversion of its accounting procedures to ensure compliance with the Company’s existing SEC reporting obligations and internal control requirements. This is first audit of the combined entity that has been required since the Transaction, which has not only added additional complexity to the audit process but also required additional time to complete the review of Ceapro’s internal controls. As a result, there has been an unexpected volume of matters necessary to address in order for the Company’s auditors to complete the audit. Relatedly, the Issuer’s management has determined that material weaknesses in the Issuer’s financial controls existed as of the year ended December 31, 2024. Specifically, based on the criteria established by the COSO framework, the Issuer’s management identified deficiencies in the COSO framework principles associated with the control environment, control activities, information and communication and monitoring components of internal control, that constitute material weaknesses, either individually or in the aggregate. Separately, the Company’s auditors have undertaken a review of the impact of the prospective U.S. tariffs on the Issuer, which introduced an additional layer of review.

The Company continues to work diligently with its auditors to complete the Required Filings as soon as practicable, and will issue a news release once the Required Filings have been filed. The Company has made all efforts and allocated all available resources to the preparation, completion and filing of the Required Filings. The Company’s auditors has also made significant efforts to complete its audit of the Required Filings within the prescribed timeframe.

As a precaution, the Company has applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order (“MCTO”) under National Policy 12-23 - Management Cease Trade Orders (“NP 12-203”) throughout the duration of a possible default.

There is no certainty that the MCTO will be granted if the Company is not able to meet the required filing deadline. The MCTO, if, as and when approved, will generally not affect the ability of persons who are not or have not been management of the Company to trade in its securities.

The Company confirms that, in the event an MCTO is granted, it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements.

The potential delay in filing has no immediate effect on the listing of the Company’s common stock on the Nasdaq Capital Market. The Company plans to file its Form 20-F as soon as practicable; however, no assurance can be given as to the definitive date on which such periodic report will be filed.

The Company confirms it is not subject to any insolvency proceeding and that other than its Required Filings, there is no other material information relating to its affairs that has not been generally disclosed.

Other than as disclosed herein, the Company is up to date in its filing obligations.

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About COSCIENS Biopharma Inc.

COSCIENS is a life science company resulting from the merger of Aeterna Zentaris and Ceapro Inc. COSCIENS develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. We are focused on leveraging our proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the Nasdaq Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: the potential delay in filing the Required Filings; the satisfactory resolution of issues that have led to the potential delay in filing the Required Filings; the issuance of an MCTO by the Ontario Securities Commission and the content of any MCTO, including its anticipated effects on the ability of securityholders to trade in our securities, as well as the possibility that an MCTO will not be issued; the Company’s fulfillment of alternative information guidelines if an MCTO is granted; and the anticipated effects of the potential delay in filing on trading of the Company’s securities on the Nasdaq Capital Market.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our avenanthramide product and other products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the Nasdaq Capital Market.

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